December 3, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  IVDesk Holdings, Inc. - Form S-1 (File No. 333-199792)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), IVDesk Holdings, Inc., a Delaware corporation (the "Registrant"), hereby requests that the above captioned Registration Statement (the "Registration Statement") be withdrawn as of the date hereof or as soon thereafter as practicable.  The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registration Statement was never declared effective. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement of the Company.

Should you have any questions regarding this matter, please contact Michael A. Littman, Attorney at Law at (303) 422-8127; email malattyco@aol.com

Sincerely,

IVDesk Holdings, Inc.

/s/ Alan F. Bignall

Alan F. Bignall, CEO

IVDesk Holdings - Baker Technology Plaza, 6121 Baker Road, Suite 101, Minnetonka MN  55345 - www.IVDesk.com